Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On May 3, 2010, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE APRIL AVERAGE DAILY VOLUME UP 6% OVER YEAR AGO,
17% OVER MARCH

- CBOE Futures Exchange (CFE) Establishes Best Month Ever

CHICAGO, May 3, 2010 — The Chicago Board Options Exchange (CBOE) today reported total trading volume of 111.4 million contracts for the month of April, a six-percent increase over 105.2 million contracts traded in April 2009.  CBOE’s average daily volume (ADV) for the month of April was 5.3 million contracts, up six percent from last April’s ADV of 5.0 million contracts and up 17 percent from the March 2010 daily average of 4.5 million contracts.

April ADV for index options and options on exchange traded funds (ETFs) rose 36 percent and eight percent, respectively, over April 2009 ADV, while ADV in equity options declined three percent for the same period.

	Current Month					Year-To-Date
(trades in thousands)	April 2010	April 2009	% Chg	March 2010	% Chg	April 2010	April 2009	% Chg
Trading Days	21	21		23		82	82
Total Exchange	111,384.9	105,170.7	6%	104,431.7	7%	388,647.9	378,274.1	3%
Total Exchange ADV	5,304.0	5,008.1	6%	4,540.5	17%	4,739.6	4,613.1	3%
Equity Options	62,318.3	64,340.8	-3%	56,230.0	11%	208,489.4	213,006.0	-2%
Equity Options ADV	2,967.5	3,063.8	-3%	2,444.8	21%	2,542.6	2,597.6	-2%
Index Options	24,057.8	17,736.4	36%	25,096.0	-4%	91,728.2	71,426.3	28%
Index Options ADV	1,145.6	844.6	36%	1,091.1	5%	1,118.6	871.1	28%
ETF Options	25,008.1	23,093.3	8%	23,105.7	8%	88,429.5	93,838.1	-6%
ETF Options ADV	1,190.9	1,099.7	8%	1,004.6	19%	1,078.4	1,144.4	-6%

Expanded April volume data for index/ETF options is available at: www.cboe.com/data/monthlyvolume.aspx.

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Page 2/3 CBOE April 2010 Volume Report

April Market Share:

•                  CBOE’s market share of total U.S. options industry volume in April was 30.9 percent, a decline of 1.5 percentage points from April 2009 and a 1.1-percentage point increase from March 2010.

•                  CBOE’s April market share by product category :

•                  For index options — CBOE’s market share was 92.7 percent, up 3.1 percentage points from April 2009 and up 0.8 of a percentage point from March 2010.

•                  For ETF options — CBOE’s market share was 25.3 percent, down 1.5 percentage points from April 2009 and up 2.5 percent from March 2010.

•                  For equity options — CBOE’s market share was 26.4 percent, down 3.0 percentage points from April 2009 and up 1.1 percent over March 2010.

	Current Month					Year-To-Date
	April 2010	April 2009	% pt. Chg	March 2010	% pt. Chg	April 2010	April 2009	% pt. Chg
Total Exchange	30.9%	32.4%	-1.5%	29.8%	1.1%	30.2%	31.9%	-1.7%
Equity Options	26.4%	29.4%	-3.0%	25.3%	1.1%	25.5%	28.7%	-3.2%
Index Options	92.7%	89.6%	3.1%	91.9%	0.8%	93.4%	90.7%	2.7%
ETF Options	25.3%	26.8%	-1.5%	22.8%	2.5%	23.9%	25.8%	-1.9%

April Highlights:

•                  April marked CBOE Futures Exchange’s (CFE) busiest trading month ever and the seventh consecutive year-over-year monthly volume record for the Exchange.

•                  A total of 296,541 contracts changed hands at CFE, a 536-percent increase from 46,624 contracts traded in April 2009.

•                  CFE ADV rose to 14,121 contracts versus 2,220 contracts in April 2009.

•                  Monthly trading volume in CBOE Volatility Index (VIX) futures reached a new all-time high as 295,483 contracts traded, a 554-percent increase from 45,194 contracts traded in April 2009.

•                  CBOE Volatility Index (VIX) options established a new total monthly volume record in April as 5.2 million contracts changed hands, surpassing the previous record of 4.8 million contracts traded during February 2010. (Note: February still holds a record for highest VIX options ADV —  254,729 contracts.)

•                  On April 9, CBOE introduced trading in quarterly options on the SPDR Gold Trust (GLD). Quarterly options, first launched by CBOE in July 2006, were designed to provide market participants with options that expire on the last trading of each quarter to coincide with end-of-quarter accounting practices. Traditional (monthly) options generally expire on the Saturday following the third Friday of the month.  For more information, see www.cboe.com/Quarterlys.

•                  The top five most actively traded index and ETF options at CBOE were the S&P 500 Index (SPX), Standard and Poor’s Depositary Receipts (SPY), CBOE Volatility Index (VIX), PowerShares QQQ Trust (QQQQ), and i-Shares Trust - Russell 2000 Index Fund (IWM).

•                  The top five most actively traded equity options at CBOE were Citigroup (C), Bank of America (BAC), Apple (AAPL), Goldman Sachs Group (GS) and Ford Motor Company (F).

•                  At CBOE Stock Exchange (CBSX), 267.6 million shares traded in April, down 42 percent from April 2009 volume of 458.8 million shares and up five percent over March 2010 volume of 254.9 million shares.

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Page 3/3 CBOE April 2010 Volume Report

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-rated Options Clearing Corporation (OCC).

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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